Correspondence

NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

March 26, 2026

Marion Graham

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Exousia Pro, Inc. Post-Qualification Amendment No. 4 to Offering Statement on Form 1-A Filed March 20, 2026 File No. 024-12629

Dear Ms. Graham:

This is in response to the oral comment of the Staff received March 26, 2026, relating to the captioned Post-Qualification Amendment No. 4 to the Offering Statement on Form 1-A of Nextel Medical Corp. (formerly Exousia Pro, Inc.) (the “Company”).

Please be advised, that, in response to the Staff’s oral comment, the filed amendment presents the new corporate name of the Company as “Nextel Medical Corp.” throughout the document. Other appropriate revisions resulting from the name change have also been made.

Finally, a copy of the file-stamped Articles of Amendment reflecting the name change is included as a new exhibit.

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Please be advised that, with respect to the selling shareholder disclosure, such disclosure has been updated to reflect the most recent disclosure standards, as discussed by the Staff and the undersigned.

Please be further advised that, in light of recent discussions between the Staff and the undersigned, the Company confirms that it understands each of the provisions of Rule 253(b), including the notes to such paragraph.

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We believe that this filing is now in order for qualification.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding this letter or the Amendment.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

By: /s/ Eric Newlan

Eric Newlan

Managing Member

cc: Nextel Medical Corp.